Exhibit 99.49
CERTIFICATE OF AUTHOR
As the author of portions of this report on Peak Gold Mines Pty Limited and Minera Alumbrera Ltd. in which Wheaton River Minerals Ltd. is to earn an interest, I, David T. Wells, CEng do hereby certify that:
1.	I am currently employed as a Senior Metallurgist by:
Micon International Co Limited
Suite 10, Keswick Hall
Norwich
NR4 6TJ
United Kingdom
tel. (44) 1603 501 501
fax (44) 1603 507 007
2.	I graduated with the Associateship of Camborne School of Metalliferous Mining in 1966.

3.	I am registered by or belong to the following professional associations:
The Engineering Council, UK (Registered Chartered Engineer, CEng)
The Institute of Materials, Mining and Metallurgy, UK (Member, MIMMM)
The American Institute of Mining, Metallurgical and Petroleum Engineers
(Member, MAIME)
The Minerals Engineering Society, UK (Fellow, FMES)
4.	I have worked as a metallurgist for a total of 36 year since my graduation from university.

5.	I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 28 years as a production metallurgist at copper/gold, base metal and other mines and 8 years as a consulting metallurgist.

6.	I visited the Peak Gold Mines and Minera Alumbrera data room on 16th October 2002 for two days and on 21st October 2002. I visited the Peak Gold Mines property on 18th October 2002 for two days. I did not visit the Minera Alumbrera property.

7.	I am responsible for the preparation of Sections 1 (part), 4.13, 4.16.2, 4.16.3, 4.16.4 (part), 4.16.7 (part), 5.1 (part), 5.13, 5.16-2, 5.16.3, 5.16.4 (part), 5.16-5 and 5.16.7 of the technical report entitled “Technical Report on Mining and Processing Assets of Peak Goldmines, in New South Wales, Australia and Minera Alumbrera Ltd., in Argentina” and dated January, 2003 relating to the Peak Gold Mines and Minera Alumbrera properties.

8.	I am independent of the parties involved in the transaction for which this report is required, as defined in Section 1.4 of NI 43-101;

9.	I have not had prior involvement with the properties that are the subject of this Technical Report.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument;

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;
Dated this 21st Day of September 2006.

/s/ David T. Wells David T. Wells, CEng

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